U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.     )

                           STANDARD ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                          (Title of Class of Securities

                                   853373 10 8
                                 (CUSIP Number)


                            Dean W. Rowell, President
                           Standard Energy Corporation
                  363 Bearcat Drive, Salt Lake City, Utah 84115
                        (801) 364-9000
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)


                                August 5, 1980
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 853373 10 8

(1) NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Filers:  Dean W. Rowell
         Trachyte Oil Company
         KDDS, Ltd.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a)  (X)            (b)  ( )

(3) SEC USE ONLY

(4) SOURCE OF FUNDS

    00

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    N/A

(6) CITIZENSHIP OR PLACE OR ORGANIZATION

    U.S. Citizen, State of Utah


                        (7)  SOLE VOTING POWER
    NUMBER OF                    8,339,447     (i)
    SHARES
    BENEFICIALLY        (8)  SHARED VOTING POWER
    OWNED BY
    EACH
    REPORTING           (9)  SOLE DISPOSITIVE POWER
    PERSON                       8,339,447     (i)
    WITH
    EACH                (10) SHARES DISPOSITIVE POWER


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,339,447       (i)
____________
(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (  )

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The beneficial ownership by Dean Rowell, KDDS, Ltd and Trachyte
Oil, represents approximately 80.6% of the total number of outstanding common stock of Standard Energy Corporation.

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(14) TYPE OF REPORTING PERSON

    IN, CO, PN

ITEM 1

Security and Issuer

Standard Energy Corporation - common stock

Principal offices:  363 Bearcat Drive
                   Salt Lake City, Utah  84115

ITEM 2

Identity and Background

Filers:  Dean W. Rowell, U.S. Citizen
         Trachyte Oil Company, a Utah corporation
         KDDS, Ltd., a Utah limited partnership


Principal offices:  363 Bearcat Drive
                   Salt Lake City, Utah  84115

The above stated filers are all in the principal business and historically have been in the acquisition of unproven oil and gas leaseholds, primarily with the intent of reselling such leaseholds to third parties.

ITEM 3

Source and Amount of Funds or Other Consideration  N/A

ITEM 4

Purpose of Transaction

The purpose of the acquisition of securities of Standard Energy was to facilitate the Form 10 Registration of Standard Energy
Corporation.

ITEM 5

Interest in Securities of the Issuer

The beneficial ownership by Dean Rowell, KDDS, Ltd and Trachyte
Oil, represents approximately 80.6% of the total number of outstanding common stock of Standard Energy Corporation.

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

ITEM 6

Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

Other than verbal agreements, to the best of the filers knowledge there are no contracts, arrangements, understandings (legal or otherwise), Dean W. Rowell is the beneficial owner of all shares at all times of all the affiliates.

ITEM 7

Material to Be Filed as Exhibits

    None




                             SIGNATURES

    Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:   April 13, 2000
                             TRACHYTE OIL COMPANY
                             DEAN W. ROWELL
                             KDDS, Ltd.



                             By:
                                Dean W. Rowell, an individual
                                and representative for all
                                filers